Exhibit 21.1

Subsidiaries of China Sky One Medical, Inc.

American California Pharmaceutical Group, Inc., a California corporation

Harbin Tian Di Ren Medical Science and Technology Company, a PRC company

Harbin First Bio-Engineering Company Limited, a PRC company

Harbin Tian Qing Biotech Application Company, a PRC company

Heilongjiang Tianlong Pharmaceutical, Inc., a PRC company

Heilongjiang Haina Pharmaceutical Inc., a PRC company

Peng Lai Jin Chuang Pharmaceutical Company, a PRC company